Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Jaguar Mining Inc. (the "Corporation") will be held at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, ON, M5X 1A4, Canada, on Monday, June 22, 2015 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2014, together with the auditor’s report thereon;

2.	to reappoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3.	to elect the directors for the ensuing year;

4.
to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, substantially in the form set out in the accompanying management information circular (the “Circular”), ratifying, confirming and approving the Corporation’s 10% rolling stock option plan (the “Stock Option Plan”), as more fully described in the Circular;

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of the Corporation has fixed a record date as of May 4, 2015 for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof.  Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the form of proxy accompanying this notice of meeting (the “Notice of Meeting”) in the envelope provided for that purpose.  In order to appoint a proxy nominee to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete, sign and date the accompanying form of proxy and deposit the form of proxy with (i) Computershare Investor Services Inc., the Corporation's registrar and transfer agent, at the address set out in the accompanying form of proxy no later than 10:00 a.m. (Toronto time) on June 18, 2015, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used prior to the commencement thereof.  The Chairman of the Meeting has the discretion to accept late proxies.  As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, registered Shareholders may vote by telephone or via the Internet by following the instructions set out in the form of proxy and Circular.  Beneficial Shareholders who receive the form of proxy or other voting instruction form directly from the Corporation or through an intermediary must deliver their proxy or voting instruction form, as applicable, in strict accordance with the instructions set out therein, which instructions may allow for voting via the Internet or by phone.

Shareholders who are unable to attend the Meeting in person are urged to complete, sign, date and return the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein to Computershare Investor Services Inc. as soon as possible so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario, Canada, this 19th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF JAGUAR MINING INC.

“Richard D. Falconer”
Richard D. Falconer Chairman of the Board of Directors